Exhibit 11.2

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Basic
(Unaudited)

thousands, except share and per share data	12 Weeks Ended		24 Weeks Ended
	July 21, 2007	July 22, 2006	July 21, 2007	July 22, 2006
Basic:
Net earnings (loss) applicable to common shares	$(3,402)	$640	$(847)	$2,484

Shares:
Weighted average number of common and
common equivalent shares outstanding	17,005,685	16,960,253	16,993,715	16,970,650
Less: Treasury stock - weighted average	(10,619,570)	(10,617,932)	(10,618,935)	(10,617,065)

Weighted average number of common and common equivalent
shares outstanding	6,386,115	6,342,321	6,374,780	6,353,585

Net earnings (loss) per common and common equivalent shares	$(0.53)	$0.10	$(0.13)	$0.39